July 17, 2015

VIA EDGAR

Larry Spirgel, Assistant Director
Kathryn Jacobson, Senior Staff Accountant
Dean Suehiro, Senior Staff Accountant
Justin Kisner, Attorney-Adviser
Celeste M. Murphy, Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Youku Tudou Inc. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2014 (the “2014 Form 20-F”)
Filed April 28, 2015 (File No. 001-34977)

Dear Mr. Spirgel, Ms. Jacobson, Mr. Suehiro, Mr. Kisner and Ms. Murphy:

Today, through e-mails forwarded to the Company from its U.S. counsel, the Company received the letters dated June 26, 2015 and July 10, 2015 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2014 Form 20-F and required actions to be taken by the Company. Due to technical glitch with the e-mail system, the Company failed to timely receive the two letters on the dates when they were sent to the undersigned directly. As requested by the Staff, the Company undertakes to provide its responses via EDGAR as soon as possible, and in any event no later than July 24, 2015.

If you have any additional questions or comments regarding the 2014 20-F, please contact the undersigned at (86 10) 5885-1881 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (852) 3740-4863.  Thank you very much.

Very truly yours,

/s/ Hugh Wu
Hugh Wu
Chief Financial Officer and Senior Vice President, Youku Tudou Inc.

cc:                                Victor Wing Cheung Koo, Chairman and Chief Executive Officer, Youku Tudou Inc.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom